MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

March 29, 2013

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

April 1, 2013 to the Toronto Stock Exchange being the only stock exchange upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR and posting on the OTCQX website, being a US platform on which the Company’s shares are traded.

Item 4	Summary of Material Change

The Company’s subsidiary PacRim Cayman, LLC filed a statement of claim in its ongoing arbitration case against the Government of El Salvador. This written testimony includes a valuation report prepared by an arms-length expert that determined PacRim’s losses caused by the Government of El Salvador’s breaches of the Salvadoran Investment Law to be US $315 million.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) announces that its US subsidiary PacRim Cayman, LLC (“PacRim”) has now filed the statement of claim (the “Memorial”) in its arbitration case (the “Arbitration”) against the Government of El Salvador. The Arbitration, now in its final, merits-based phase, is being heard under the Salvadoran Investment Law by a Tribunal of three members at the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, DC.

In this final phase of the Arbitration, the merits of PacRim's claims as outlined in the Memorial will be addressed. The Tribunal will determine whether El Salvador has breached the Salvadoran Investment Law by refusing to issue the necessary mining licences for the El Dorado gold project. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor under these laws. The Memorial is supported by detailed statements of multiple expert witnesses in the fields of economic geology, mine financing, environmental science and international mining law.

Based on a March 28, 2013 valuation performed by an independent expert, PacRim is seeking compensation in the amount of US$ 315 Million (including prejudgment interest) for its losses caused by the Government of El Salvador’s breaches of the Salvadoran Investment Law.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689-1976

Item 8	Date of Report

April 1, 2013